UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CADENCE DESIGN SYSTEMS, INC.
(Name of Subject Company (Issuer))
CADENCE DESIGN SYSTEMS, INC.
(Name of Filing Persons (Offeror))
Zero Coupon Zero Yield Senior Convertible Notes due 2023
(Title of Class of Securities)
127387AB4 and 127387AA6
(CUSIP Number of Class of Securities)
James J. Cowie
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134
Tel. (408) 943-1234
Fax. (408) 428-5001
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1 Montgomery Street
San Francisco, California 94104
Tel. (415) 393-8200
Fax. (415) 374-8400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$230,960,962.50	$9,076.77

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the Zero Coupon Zero Yield Senior Convertible Notes due 2023, as described herein, is $1,002.50 per $1,000 principal amount outstanding. As of July 16, 2008, there was approximately $230,385,000 in aggregate principal amount outstanding, resulting in an aggregate maximum repurchase price of $230,960,962.50.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.(A)(1)(A)
EXHIBIT 99.(A)(1)(B)
EXHIBIT 99.(A)(1)(C)
EXHIBIT 99.(A)(1)(D)
EXHIBIT 99.(A)(1)(E)
EXHIBIT 99.(A)(5)(A)

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by Cadence Design Systems, Inc., a Delaware corporation (the “Company”), and relates to the offer to repurchase for cash the Zero Coupon Zero Yield Senior Convertible Notes due 2023 issued by the Company on August 15, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Securities, the Company Notice to Holders of its Securities, dated July 16, 2008 (the “Company Notice”) and filed as Exhibit (a)(1)(A), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (the Company Notice and the related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture (the “Indenture”), dated August 15, 2003, by and between the Company and The Bank of New York Mellon Corporation (as successor trustee to J.P. Morgan Trust Company, National Association), as Trustee (“Trustee”).
     The Option will expire at 5:00 p.m., New York City time, on August 14, 2008. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Securities and is offering to repurchase for cash all of the Securities pursuant to the terms of the Indenture. The Securities are convertible into common stock, par value $0.01 per share, of the Company (the “Common Stock”). The Company’s executive offices are located at 2655 Seely Avenue, San Jose, California 95134. The Company’s telephone number is (408) 943-1234. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) The Company believes that its financial condition is not material to a decision by a holder of the Securities (the “Holders”) whether to put the Securities to the Company because the consideration being paid to Holders surrendering the Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its consolidated subsidiaries are reported electronically on EDGAR.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of its Zero Coupon Zero Yield Senior Convertible Notes due 2023, dated July 16, 2008.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by the Company on July 16, 2008.

(b)	Not applicable.

(d)(1)	Indenture, dated August 15, 2003, by and among the Company and The Bank of New York Mellon Corporation (as successor to J.P. Morgan Trust Company, National Association), incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 27, 2003.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CADENCE DESIGN SYSTEMS, INC.
By:	/s/ James J. Cowie
	Name:	James J. Cowie
	Title:	Senior Vice President, General Counsel and Secretary

Dated: July 16, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of its Zero Coupon Zero Yield Senior Convertible Notes due 2023, dated July 16, 2008.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by the Company on July 16, 2008.

(b)	Not applicable.

(d)(1)	Indenture, dated August 15, 2003, by and among the Company and The Bank of New York Mellon Corporation (as successor to J.P. Morgan Trust Company, National Association), incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 27, 2003

(g)	Not applicable.

(h)	Not applicable.

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